# APPENDIX B:
# FINANCIAL STATEMENTS
## (Unaudited)

# B'More Made with Pride, LLC
# Income Statement - unaudited
# For the periods ended 12-31-19

| | Current Period |
|---|---|
| | **31-Dec-19** |
| **REVENUES** | |
| Sales | $ 103,194.00 |
| Other Revenue | - |
| **TOTAL REVENUES** | **103,194.00** |
| | |
| **COST OF GOODS SOLD** | |
| Cost of Sales | - |
| **TOTAL COST OF GOODS SOLD** | - |
| | |
| **GROSS PROFIT (LOSS)** | 103,194.00 |
| | |
| **OPERATING EXPENSES** | |
| Other Business Property | 45,600.00 |
| Repairs & Maintenance | 1,350.00 |
| Supplies | 24,012.00 |
| Utilities | 5,410.00 |
| Depreciation | 5,050.00 |
| Insurance | 3,600.00 |
| Other Expenses | 2,477.00 |
| **TOTAL OPERATING EXPENSES** | 87,499.00 |
| | |
| **OPERATING PROFIT (LOSS)** | 15,695.00 |
| | |
| **INTEREST (INCOME), EXPENSE & TAXES** | |
| Interest (Income) | - |
| Interest Expense | - |
| Income Tax Expense | - |
| **TOTAL INTEREST (INCOME), EXPENSE & TAXES** | - |
| | |
| **NET INCOME (LOSS)** | $ 15,695.00 |

# B'More Made with Pride, LLC
## Balance Sheet - unaudited
## For the period ended 12/31/2019

|  | Current Period 12/31/2019 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash | $10,000 |
| Accounts Receivables | |
| Inventory | $          9,600 |
| **Total Current Assets** | $19,600 |
| | |
| **Fixed Assets:** | |
| Land | - |
| Buildings | - |
| Furniture and Equipment | $        20,000 |
| **Total Fixed Assets** | $   20,000.00 |
| | |
| **Other Assets:** | |
| Other Assets | - |
| **Total Other Assets** | - |
| | |
| **TOTAL ASSETS** | **$     79,200.00** |
| | |
| **LIABILITIES** | |
| **Current Liabilities:** | |
| Other Liabilities | |
| Current Portion of Long-Term Debt | - |
| **Total Current Liabilities** | - |
| | |
| **Long-Term Liabilities:** | |
| Notes Payable | - |
| **Total Long-Term Liabilities** | - |
| | |
| **EQUITY** | |
| Capital Stock/Partner's Equity | $     79,200.00 |
| Net Income (Loss) | - |
| **Total Equity** | $     79,200.00 |
| | |
| **TOTAL LIABILITIES & EQUITY** | **$ -** |
| | |
| <span style="color:red">Balance Sheet Check</span> | - |


B'More Made With Pride LLC
Income Statement
For the Twelve Months Ending December 31, 2020


|  | Current Month | | | Year to Date | |
|---|---|---|---|---|---|
| **Revenues** | | | | | |
| Catering Income | $ | 22,687.93 | 100.00 | $ 178,303.98 | 100.00 |
| Total Revenues | | 22,687.93 | 100.00 | 178,303.98 | 100.00 |
| **Cost of Sales** | | | | | |
| Total Cost of Sales | | 0.00 | 0.00 | 0.00 | 0.00 |
| Gross Profit | | 22,687.93 | 100.00 | 178,303.98 | 100.00 |
| **Expenses** | | | | | |
| Advertising Expense | | 96.05 | 0.42 | 1,856.76 | 1.04 |
| Auto Expenses | | 0.00 | 0.00 | 1,021.77 | 0.57 |
| Bank Charges | | 3.91 | 0.02 | 129.93 | 0.07 |
| Charitable Contributions Exp | | 503.00 | 2.22 | 1,610.00 | 0.90 |
| Commissions and Fees Exp | | 3,789.00 | 16.70 | 14,897.80 | 8.36 |
| Insurance Expense | | 321.95 | 1.42 | 2,520.46 | 1.41 |
| Laundry and Cleaning Exp | | 50.00 | 0.22 | 2,020.00 | 1.13 |
| Legal and Professional Expense | | 3,560.00 | 15.69 | 33,879.10 | 19.00 |
| Office Expense | | 1,672.44 | 7.37 | 4,184.74 | 2.35 |
| Other Taxes | | 0.00 | 0.00 | 618.00 | 0.35 |
| Postage Expense | | 45.55 | 0.20 | 2,225.95 | 1.25 |
| Rent or Lease Expense | | 3,100.00 | 13.66 | 26,764.36 | 15.01 |
| Repairs Expense | | 0.00 | 0.00 | 4,820.00 | 2.70 |
| Supplies Expense | | 2,805.66 | 12.37 | 23,935.65 | 13.42 |
| Security Expense | | 0.00 | 0.00 | 299.00 | 0.17 |
| Total Expenses | | 15,947.56 | 70.29 | 120,783.52 | 67.74 |
| Net Income | $ | 6,740.37 | 29.71 | $ 57,520.46 | 32.26 |


For Management Purposes Only


# B'More Made with Pride, LLC
## Balance Sheet - unaudited
## For the period ended 12/31/2020

|  | Current Period |
|---|---|
|  | **12/31/2020** |
| **ASSETS** |  |
| **Current Assets:** |  |
| Cash | $20,000 |
| Accounts Receivables |  |
| Inventory | $10,000 |
| **Total Current Assets** | $ 30,000.00 |
|  |  |
| **Fixed Assets:** |  |
| Land | - |
| Buildings | - |
| Furniture and Equipment | $50,000.00 |
| **Total Fixed Assets** | $50,000.00 |
|  |  |
| **Other Assets:** |  |
| Other Assets | - |
| **Total Other Assets** | - |
|  |  |
| **TOTAL ASSETS** | **$80,000.00** |
|  |  |
| **LIABILITIES** |  |
| **Current Liabilities:** |  |
| Other Liabilities |  |
| Current Portion of Long-Term Debt | - |
| **Total Current Liabilities** | - |
|  |  |
| **Long-Term Liabilities:** |  |
| Notes Payable | - |
| **Total Long-Term Liabilities** | - |
|  |  |
| **EQUITY** |  |
| Capital Stock/Partner's Equity | $80,000.00 |
| Net Income (Loss) | - |
| **Total Equity** | - |
|  |  |
| **TOTAL LIABILITIES & EQUITY** | **$80,000.00** |

Balance Sheet Check

I, Natasha Brown- Wainwright, certify that:

1. The financial statements of B'More Made with Pride included in this Form are true and complete in all material respects; and
2. The tax return information of B'More Made with Pride included in this Form reflects accurately the information reported on the tax return for B'More Made with Pride for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature    *Natasha Brown- Wainwrig*

Name:    Natasha Brown- Wainwright

Title:    CEO